

Lisa Clarkin
Officer, Client Services
Telephone: 416.361.0930 ext. 236
Email: lclarkin@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 5, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Dear Sir or Madam:

RE: MICROMEM TECHNOLOGIES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on May 3, 2005.

1. Proxy
2. Notice of Annual and Special Meeting of Shareholders
3. Management Information Circular
4. Financial Statements at October 31, 2004
5. Management's Discussion and Analysis
6. Supplemental Mailing List Request Form
7. Request for Annual and Interim Financial Statements
8. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC.

L Clarkin